FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Sep 10 2007
Endesa
Rafael Miranda Robredo, Chief Executive

Message to shareholders

Hello, I am here to give you a brief update on recent events affecting Endesa. As you know, Enel and Acciona have made a cash offer of €40.16 per share for all Endesa shares.

Our Board views the Enel - Acciona offer favorably and considers the price to be fair.

The offer is conditional on certain modifications being made to the articles of association, in particular the modification of article 32 which limits the number of votes that any shareholder may exercise to no more than 10 per cent of Endesa's share capital.

We have convened an EGM for Tuesday 25th September in Madrid to vote on these modifications.

The outcome of this vote will directly affect your investment in Endesa and your ability to tender your shares to Enel - Acciona if that is what you wish to do. Endesa is giving fifteen cents (€0.15) gross per share to all who participate in the EGM, whether directly, by proxy or by long-distance voting.

Endesa's board is recommending that you vote to modify the articles of association as required by the Enel - Acciona offer.

Please note that a failure to vote is effectively a "NO" vote. I encourage you, as an Endesa shareholder, to contact your custodian banks to check deadlines and procedures for voting. We will be publishing information on our website and have established a call center to facilitate your vote.

DISCLAIMER Investors are urged to read the Prospectus, Report, Notice of Endesa's EGM and other material relating thereto, all as filed with the Comisión Nacional del Mercado de Valores (the "CNMV") as well as Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 as amended from time to time and filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC").

Such documents, further amendments thereto and other public filings made from time to time by Endesa with the CNMV or the SEC contain important information and are available without charge from the Endesa's website at www.endesa.es, from the the CNMV's website at www.cnmv.es and from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: September 10, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations